Exhibit 99.3

CERTIFICATE OF AUTHOR

I, Michelle Stone, of 4361 Latimer Crescent, Burlington, Ontario, do hereby certify that:

The report to which this certificate relates is entitled “Independent Technical Report, Nieves Property, Sonora, Mexico” prepared for Quaterra resources Inc. and Blackberry Ventures 1, LLC, and dated the 17th of September, 2010 (the “Technical Report”) and is based on a study of the data and literature available on the Nieves Property.  I am responsible for preparation of the Technical Report.

I am a Senior Geologist with Caracle Creek International Consulting Inc., 34 King Street East, 9th Floor, Toronto, Ontario.

I hold a B.Sc. (1994) from McMaster University (Ontario), an M.S. (1996) from the University of Alabama (Alabama), and a Ph.D. (2005) from the University of Western Australia (Australia).

I am a Professional Geoscientist and a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 2006 (registered #30601).      I have practiced my profession continuously since 1994 and have worked on metallic and non-metallic, exploration and mining stage projects including: Au, Ag, Ni-Cu-PGE, Cu-Pb-Zn, Ta-Nb, iron ore, lithium and potash and phosphate.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, and affiliation with a professional association, I meet the requirements of a Qualified Person as defined in National Instrument 43-101.  I am independent of the issuer applying the test in Section 1.4 of National Instrument 43-101.

I completed a site visit in 2009 and most recently on May 19th and 20th, 2010.   I prepared the initial mineral resource estimate for the Property in 2009, and have had no other involvement with the Property that is the subject of this Technical Report.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and sealed this 17th day of September, 2010, at Burlington, Ontario.

“Michelle Stone”
__________________________
Michelle Stone, Ph.D., P.Geo.